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                                 [MS Letterhead]




                                October 16, 2006


Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 4561
Washington, DC  20549-4561
Attn: Greg Belliston



Re:       TRUBION PHARMACEUTICALS, INC.
          Registration Statement on Form S-1 (File No. 333-134709)


Ladies and Gentlemen:

        In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act") the undersigned, as representative of the several Underwriters, hereby joins in the request of Trubion Pharmaceuticals, Inc. (the "Company") for acceleration of the effective date of the above-referenced Registration Statement to 2:00 p.m., Eastern Time, on October 17, 2006, or as soon thereafter as is practicable.

        Pursuant to Rule 460 of the General Rules and Regulations under the Act, we wish to advise you that we have effected the following distribution of the Company's Preliminary Prospectus dated October 2, 2006, through the date hereof:

        Preliminary Prospectus dated October 2, 2006:

        9,298 copies to prospective underwriters, institutional investors, dealers and others

        The undersigned, as representative of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with SEC Release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.


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Securities and Exchange Commission
October 16, 2006
Page 2






                         Very truly yours,


                         Morgan Stanley & Co. Incorporated
                         As Representative of the several Underwriters


                         By:     Morgan Stanley & Co. Incorporated.

                         By:          /s/ Charles Newton
                                 ----------------------------------
                                      Authorized Signatory